SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

Further to the Market Announcement of October 06, 2009 we hereby inform our shareholders and the market in general that the Board of Directors of Eletrobrás, in line with the Transformation Plano of the Eletrobrás System, which has among its aims the improvement of the corporate governance and corporate sustainability of their subsidiaries approved the capitalization of the balances of the advances for future increase of capital (AFAC) and part of the funding provided by Eletrobrás to its subsidiaries, in which Eletrobrás holds almost 100% of the capital, as showed in the following table:

	Outstanding
	balance of loans
	granted to	Balances of the
	regular	advances for future
	resources to be	increase of capital
Subsidiary	capitalized	(AFAC)

Eletronorte	3.762.470.340,76
Eletrosul		332.643.834,86
Furnas		31.154.365,53
Chesf	2.804.324.820,39	294.396.577,70
CGTEE	38.849.948,41
Generation and
Transmission Companies	6.605.645.109,56	658.194.778,09
Amazonas	1.331.553.471,34	588.062.000,00
Boa Vista	17.748.806,87
Ceal	273.753.575,74	241.168.580,57
Cepisa	193.418.110,56	575.593.749,14
Ceron	386.439.418,35	720.148.239,70
Eletroacre	17.131.703,56	161.667.821,81
Distribution Companies	2.220.045.086,42	2.286.640.391,22

Total	8.825.690.195,98	2.944.835.169,31

Both the capitalization of Eletrobrás' credits relating to the balance of loans granted out of regular resources to each subsidiary and the capitalization of AFACs recorded by the companies, are conditional on a favorable opinion of DEST, ANEEL and PGFN and the signing of the Agreement of Business Performance Targets - CMDE. And the amendment of the bylaws of the subsidiaries and Eletrobrás.

Rio de Janeiro, October 30, de 2009

Astrogildo F. Quental
Chief Financial and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 03, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.